# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Joby Aviation, Inc., CIK 0001819848
CUSIP: G65163100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 Encinal Street, Santa Cruz, California (CA), 95060
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0001094517
Persons authorized to receive notices and communications: Yoshihide Moriyama, Toyota Motor Corporation, 1 Toyota cho, Toyota City, Aichi, Japan (M0), 471-8571, 81-565-28-2121

## Reporting persons
- TOYOTA MOTOR CORP/ (CIK 0001094517): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 122,573,621; shared voting power 5,880,780; sole dispositive power 122,573,621; shared dispositive power 5,880,780; aggregate amount beneficially owned 128,454,401 (13.1% of the class)
  Comment: Items 8,10,11* Includes (i) 5,813,286 Common Shares of the Issuer issued to TVF (as defined herein) and (ii) 67,494 Common Shares of the Issuer issued to TVPF (as defined herein). TMC (as defined herein) has voting and dispositive power of the Common Shares held by TVF and TVPF and therefore may be deemed to be the beneficial owner of such Common Shares.
  
  Item 13** This percentage is calculated based upon 983,642,852 Common Shares issued and outstanding of the Issuer as of May 4, 2026 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Joby Aviation, Inc.
Address of issuer's principal executive offices: 333 Encinal Street, Santa Cruz, California (CA), 95060
Comment:
Explanatory Note

This Amendment No. 3 ("Amendment") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on August 20, 2021 (the "Original Statement"), as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Person with the SEC on October 2, 2024 ("Amendment No. 1") and Amendment No. 2 to the Statement on Schedule 13D filed by the Reporting Person with the SEC on May 27, 2025 ("Amendment No. 2" and, together with the Original Statement, Amendment No. 1 and the Amendment, the "Amended Statement"), in each case which relate to the shares of common stock, par value $0.0001 per share (the "Common Shares"), of Joby Aviation, Inc. (the "Issuer" or "Joby"). Except as otherwise described herein, the information contained in the Amended Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Amended Statement.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended solely to amend and restate the list of Covered Persons on Schedule A attached hereto as Exhibit 99.A, which schedule is incorporated into this Item 2 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On June 29, 2026, and in furtherance of the goals outlined in the Collaboration Agreement, TMC, Joby Aero, Inc., a Delaware corporation and wholly owned subsidiary of Joby ("Joby Aero"), and Joby Toyota Aero Manufacturing Preparation Company, a Delaware corporation ("JTAMPC"), entered into a stockholders agreement (the "Stockholders Agreement"), pursuant to which Joby Aero and TMC incorporated JTAMPC as a joint venture for the purpose of manufacturing Joby's S4 Series eVTOL aircraft. Substantially simultaneously, TMC agreed to purchase an aggregate of $1.02 million in shares of common stock of JTAMPC, representing 51% ownership in JTAMPC, pursuant to a common stock purchase agreement with JTAMPC and Joby Aero. Pursuant to the Stockholders Agreement, TMC is entitled to designate a majority of the directors of JTAMPC and to certain other stockholder rights set forth therein.

The Stockholders Agreement provides that entry into the Stockholders Agreement and the incorporation of JTAMPC do not alone satisfy the closing conditions for the second tranche investment by Toyota under the terms of the A&R Stock Purchase Agreement.

The foregoing summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate number of Common Shares to which this Amendment relates is 128,454,401 Common Shares as of the date hereof. Based on 983,642,852 Common Shares outstanding (as described in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2026), the Common Shares reported on this Amendment represent approximately 13.1% of the Issuer's outstanding Common Shares. Of the 128,454,401 Common Shares to which this Amendment relates, (i) 122,573,621 Common Shares are held of record by TMC, (ii) 5,813,286 Common Shares are held of record by Toyota A.I. Ventures Fund I, L.P., a limited partnership formed under the laws of Delaware ("TVF"), and (iii) 67,494 Common Shares are held of record by Toyota A.I. Ventures Parallel Fund I-A, L.P., a limited partnership formed under the laws of Delaware ("TVPF"). TMC owns 100% of the manager and each of the general partners of both TVF and TVPF. As such, TMC may be deemed to beneficially own 128,454,401 Common Shares as it has voting and dispositive control over the Common Shares held by TVF and TVPF.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Except as described in this Amendment, no transactions in the Common Shares reported in this Amendment were effected by the Reporting Person during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.A Schedule A - List of Covered Persons

99.9 Stockholders Agreement, by and among Joby Toyota Aero Manufacturing Preparation Company, Joby Aero, Inc., and Toyota Motor Corporation, dated June 29, 2026 (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 30, 2026 (File No. 001-39524)). https://www.sec.gov/Archives/edgar/data/0001819848/000181984826000378/joby-8kx20260630xexx10_1.htm

## Signatures
- TOYOTA MOTOR CORP/: /s/ Takanori Azuma, Takanori Azuma/Chief Officer, Accounting Group (06/30/2026)